SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 - No Fee Required

For the Fiscal Year Ended: December 31, 2006

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934 - No Fee Required
For the transition period from _____to_____

Commission File Number: 0-13888

CHEMUNG CANAL TRUST COMPANY PROFIT SHARING, SAVINGS & INVESTMENT PLAN
___________________________________________________________________________
(Full title of Plan)

CHEMUNG FINANCIAL CORPORATION
_____________________________________
(Name of issuer of the securities held pursuant to the plan)

One Chemung Canal Plaza, P.O. Box 1522
Elmira, New York 14902
(607) 737-3711
_____________________________________________________
(Address of principal executive offices)

CHEMUNG CANAL TRUST COMPANY
PROFIT SHARING, SAVINGS AND INVESTMENT PLAN

ELMIRA, NEW YORK

AUDITED FINANCIAL STATEMENTS

SUPPLEMENTAL SCHEDULE

AND

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2006 AND 2005

CONTENTS
AUDITED FINANCIAL STATEMENTS	PAGE

Report of Independent Registered Public Accounting Firm	3

Statements of Net Assets Available for Benefits	4

Statements of Changes in Net Assets Available for Benefits	5

Notes to Financial Statements	6

SUPPLEMENTAL SCHEDULE

Form 5500 - Schedule H - Part IV:

Item 4i - Schedule of Assets Held for Investment Purposes at End of Year - December 31, 2006	10

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Pension and Profit Sharing Committee
Chemung Canal Trust Company
Profit Sharing, Savings and Investment Plan

We have audited the accompanying statements of net assets available for benefits of the Chemung Canal Trust Company Profit Sharing, Savings and Investment Plan as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005 , and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes At End of Year - December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2006 financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic 2006 financial statements taken as a whole.

Elmira, New York

June 22, 2007

CHEMUNG CANAL TRUST COMPANY
PROFIT SHARING, SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
	December 31,
	2006	2005
ASSETS
Investments, at fair value:
Chemung Financial Corporation common stock	$ 5,362,667	$ 5,718,944

Chemung Canal Trust Company common trust funds:
Short-Term Bond Fund	972,027	1,206,073
Core Bond Fund	1,451,730	1,357,995
Core Growth Fund	1,812,276	1,893,704
Growth and Income Fund	1,276,518	1,284,406

Mutual funds:
Federated Prime Obligations Fund	190,629	128,062
Federated Automated Cash Management	528,889	202,553
Federated Stock Trust Fund	248,296	236,090
Artisan International Fund	698,501	442,275
Dodge & Cox Stock Fund	4,754,983	3,427,894
Nicholas Applegate International Growth Opportunities Fund	1,081,161	668,474
Vanguard Index Trust 500 Index Fund	888,467	679,464
Westport Select Cap Fund	657,937	568,696
AIM Small Cap Growth Fund	530,082	460,450
Federated Max Cap Fund	-	351
TOTAL INVESTMENTS	20,454,163	18,275,431

Cash and cash equivalents	1,579	22,755
Accrued income receivable	40,008	45,796
Employer contribution receivable	223,041	204,325

NET ASSETS AVAILABLE
FOR BENEFITS	$20,718,791	$18,548,307

The accompanying notes are an integral part of the financial statements.

CHEMUNG CANAL TRUST COMPANY
PROFIT SHARING, SAVINGS AND INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
	Year ended December 31,
	2006	2005
ADDITIONS
Additions to net assets attributed to:
Investment income:
Interest and dividends	$ 686,303	$ 467,353
Net appreciation in fair value of investments	1,793,592	1,031
	2,479,895	468,384

Contributions:
Employer	223,041	204,325
Participant	807,534	704,033
Rollover	87,272	8,923
	1,117,847	917,281

Other income	113	15,785
TOTAL ADDITIONS	3,597,855	1,401,450

DEDUCTIONS
Deductions from net assets attributed to:
Benefits paid to participants	1,427,371	2,572,003
TOTAL DEDUCTIONS	1,427,371	2,572,003

NET INCREASE (DECREASE)	2,170,484	(1,170,553)

Net assets available for benefits
at beginning of year	18,548,307	19,718,860
NET ASSETS AVAILABLE FOR BENEFITS
AT END OF YEAR	$20,718,791	$18,548,307

The accompanying notes are an integral part of the financial statements.

NOTE A: DESCRIPTION OF PLAN

The following description of the Chemung Canal Trust Company Profit Sharing, Savings and Investment Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution plan which was restated in 1985 to incorporate 401(k) savings and investment provisions. Under the restated plan, investment accounts attributable to employer contributions made for plan years ended before January 1, 1985 were maintained. Withdrawal privileges continue on these assets with certain limitations on frequency and amount. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility
Participants are immediately eligible to make voluntary contributions. A participant is eligible for discretionary employer contributions after attainment of age 21 and completion of one year of eligibility service.

Vesting
Participants are immediately vested in all contributions and earnings thereon.

Contributions
Participants may contribute up to 70% of their current compensation, as defined, for investment in one or all of the available investment alternatives. Contributions are subject to certain Internal Revenue Service limitations in each year.

The Plan sponsor may match a percentage of the voluntary contributions made by an eligible participant up to 6% of the participant's current compensation, as defined. Prior to January 1, 2001, these matching contributions were invested in Chemung Financial Corporation common stock, except for participants age 50 or greater, for which these matching contributions were participant-directed. Subsequent to January 1, 2001, these matching contributions are completely participant-directed. Subsequent to January 1, 2004, employer matching contributions are discretionary and contributed annually as directed by the Board of Directors.

Additionally, the Plan sponsor may contribute amounts annually at the discretion of the Board of Directors. Prior to July 1, 2002, these discretionary contributions were invested in Chemung Financial Corporation common stock, except for participants age 50 or greater, for which these contributions were participant-directed. Subsequent to July 1, 2002, these contributions are completely participant-directed. The Plan sponsor has the right to discontinue such discretionary contributions at any time.

Payment of benefits
Upon termination of service, the participant's account is either maintained in the Plan, transferred to an individual retirement account in the participant's name, directly rolled over into a qualified retirement plan or paid to the participant in a lump sum.

NOTE B: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting
The financial statements of the Plan are prepared under the accrual method of accounting.

Investment valuation and income recognition
The Trustee holds the Plan's investments and executes transactions therein. Investments in equity or debt securities, or mutual funds that are traded on national securities exchanges are valued at quoted market prices. Chemung Financial Corporation's common stock is inactively traded in the over-the-counter market. Its market price is determined by the Trustee based upon actual transactions reported by a brokerage firm that maintains a market in the stock. Units of participation in the Chemung Canal Trust Company common trust funds are valued based on the underlying quoted market value of the securities held by each fund. Purchases and sales of securities are recorded on a trade date basis. Dividend income is recorded on the ex-dividend date and interest income is recorded as earned on the accrual basis.

Administrative expenses
The Plan sponsor has elected to pay certain administrative expenses of the Plan.

Use of estimates in the preparation of financial statements
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates and assumptions.

Payment of benefits
Benefits are recorded when paid.

NOTE C: INVESTMENTS

The following presents the fair value of investments and the net appreciation (depreciation) in fair value. Investments that represent 5% or more of the Plan's net assets are separately identified:
	December 31, 2006		December 31, 2005
			Net
	Net		appreciation
	appreciation		(depreciation)
	in fair value		in fair value
	during the year	Fair value at end of year	during the year	Fair value at end of year

Chemung Financial Corporation
common stock	$ 461,469	$ 5,362,667	$ (445,633)	$ 5,718,944
Chemung Canal Trust Company
common trust funds:
Short-Term Bond Fund	48,446	972,027	25,096	1,206,073
Core Bond Fund	65,977	1,451,730	25,536	1,357,995
Core Growth Fund	210,243	1,812,276	15,850	1,893,704
Growth and Income Fund	158,024	1,276,518	33,692	1,284,406
Mutual funds:
Dodge & Cox Stock Fund	450,478	4,754,983	162,961	3,427,894
Nicholas Applegate Intern'l Fund	186,104	1,081,161	-	-
Other	212,851	3,742,801	183,529	3,386,415
	$ 1,793,592	$ 20,454,163	$ 1,031	$ 18,275,431

NOTE D: TAX STATUS

The Internal Revenue Service has determined and informed the Bank by a letter dated March 4, 2002, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE E: PLAN TERMINATION

Although it has not expressed any intent to do so, the Plan sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants have a fully vested interest in their accounts and their accounts will be paid to them as provided by the plan document.

NOTE F: TRANSACTIONS WITH PARTIES-IN-INTEREST

Chemung Canal Trust Company (the Bank), a wholly owned subsidiary of Chemung Financial Corporation, is the Plan sponsor and acts as trustee for the Plan's assets. In addition, the Plan invests in common trust funds managed by the Bank (representing 27% and 31% of net assets at December 31, 2006 and 2005, respectively) and Chemung Financial Corporation common stock (representing 26% and 31% of net assets at December 31, 2006 and 2005, respectively).

NOTE G: RISKS AND UNCERTAINTIES

The Plan invests in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the accompanying statements of net assets available for benefits.

CHEMUNG CANAL TRUST COMPANY
PROFIT SHARING, SAVINGS AND INVESTMENT PLAN

SUPPLEMENTAL SCHEDULE

CHEMUNG CANAL TRUST COMPANY
PROFIT SHARING, SAVINGS AND INVESTMENT PLAN
EIN: 16-0380815
PLAN #: 002

FORM 5500 - SCHEDULE H - PART IV

ITEM 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AT END OF YEAR - DECEMBER 31, 2006

(a)	(b)	(c)	(e)
		Description of investment,
Party		including maturity date, rate of
in	Identity of issue, borrower,	interest, collateral, par or	Current
interest	lessor or similar party	maturity value	value

*	Chemung Financial Corporation	162,999 shares of common stock	$ 5,362,667

*	Chemung Canal Trust Company
	common trust funds:
	Short-Term Bond Fund	85,241 units	972,027
	Core Bond Fund	123,912 units	1,451,730
	Core Growth Fund	98,333 units	1,812,276
	Growth and Income Fund	62,109 units	1,276,518

	Mutual funds:
	Federated Prime Obligations Fund	190,629 units	190,629
	Federated Automated Cash Management	528,889 units	528,889
	Federated Stock Trust Fund	7,774 units	248,296
	Artisan International Fund	24,095 units	698,501
	Dodge & Cox Stock Fund	30,985 units	4,754,983
	Nicholas Applegate International
	Growth Opportunities Fund	20,055 units	1,081,161
	Vanguard Index Trust 500 Index Fund	6,803 units	888,467
	Westport Select Cap Fund	26,789 units	657,937
	AIM Small Cap Growth Fund	18,135 units	530,082

		TOTAL INVESTMENTS	$ 20,454,163

Note:     Certain cost information in column (d) is not required to be disclosed as investments are participant directed under an individual account plan.